Exhibit 99.1

Ad hoc announcement pursuant to Art. 53 LR

Relief Therapeutics Secures up to $11 Million from Royalty Sales

Non-dilutive funding to support RLF-TD011 clinical development and pipeline advancement

GENEVA (Aug. 5, 2024) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief, or the Company), a biopharmaceutical company committed to delivering innovative treatment options for select specialty, unmet and rare diseases, today announced the signing and closing of a definitive agreement with SWK Funding LLC (SWK), a wholly-owned subsidiary of SWK Holdings Corporation, for the sale of royalty interests in OLPRUVA®, GOLIKE® and CAMBIA® in exchange for up to U.S. $11 million in cash consideration.

The transaction provides the Company with non-dilutive funding to advance its pipeline, including the clinical development of its patent-protected hypochlorous acid topical spray, RLF-TD011, for treating epidermolysis bullosa. The funding will also be used for working capital and general corporate purposes.

Under the terms of the agreement, Relief received $5.75 million from SWK and may receive an additional $5.25 million contingent on the achievement of near-term milestones. These include $3.25 million if OLPRUVA's quarterly net sales reach $1.5 million by the end of the third quarter of 2025, and $2 million if Zevra Therapeutics Inc. (Zevra) secures this year NDA approval from the U.S. FDA for arimoclomol to treat Niemann-Pick Disease Type C (NPC). The FDA Genetic Metabolic Diseases Advisory Committee recently voted in favor of arimoclomol's effectiveness for treating NPC; their recommendation will be considered in the FDA's decision expected on September 21, 2024.

SWK acquired all future OLPRUVA royalties from Relief's August 2023 agreement with Acer Therapeutics Inc. (Acer), a wholly-owned subsidiary of Zevra. Neither SWK nor Relief are entitled to any future royalties associated with arimoclomol from Acer. Additionally, SWK acquired all future royalties and milestone payments from the March 2024 license agreement with Eton Pharmaceuticals Inc. for the commercialization of the GOLIKE product family in the United States. Relief retains significant upside potential, with SWK returning to Relief 80% of OLPRUVA royalties over $2.25 million annually and all royalties over $4.5 million. For GOLIKE, SWK will return 80% of GOLIKE royalties over $1.32 million annually and all royalties over $1.98 million. In any case, the agreement will terminate, and all royalties will revert to Relief once SWK has received 2.75 times its invested capital.

1 / 2

ABOUT RELIEF

Relief is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety, and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief's portfolio offers a balanced mix of marketed, revenue-generating products, proprietary, globally patented TEHCLO™ and Physiomimic™ platform technologies and a targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare skin diseases, rare metabolic disorders, and rare respiratory diseases. In addition, Relief is commercializing several legacy products via licensing and distribution partners. Headquartered in Geneva, Relief is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, visit www.relieftherapeutics.com.

ABOUT SWK

SWK Holdings Corporation (SWKH.OB) is a life science focused specialty finance company partnering with small- and mid-sized commercial-stage healthcare companies. SWK provides non-dilutive financing to fuel the development and commercialization of lifesaving and life-enhancing medical technologies and products. SWK's solutions include structured debt, traditional royalty monetization, synthetic royalty transactions, and asset purchases. Additional information on SWK is available www.swkhold.com.

CONTACT:

RELIEF THERAPEUTICS Holding SA

Jeremy Meinen

contact@relieftherapeutics.com

DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, including its ability to achieve its corporate, development and commercial goals, and other factors which could cause the actual results, financial condition, performance or achievements of Relief to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors, including those described in Relief's filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC), could adversely affect Relief. Copies of Relief's filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief does not undertake any obligation to update the information contained herein, which speaks only as of this date.

2 / 2